SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  28 July, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  1st Quarter Results announcement made on 28 July, 2005






FIRST QUARTER RESULTS TO JUNE 30, 2005                             July 28, 2005

HIGHLIGHTS


Revenue of GBP4,783 million, up 5 per cent

New wave revenue of GBP1,385 million, up 48 per cent

Group operating profit before specific items(1) of GBP648 million, up 10 per cent

Profit before taxation and specific items(1) of GBP511 million, up 20 per cent

Earnings per share before specific items(1) of 4.5 pence, up 25 per cent

Net debt(2) of GBP8,121 million, 4 per cent lower than previous year, including additional finance lease liabilities recognised under IFRS

Broadband end users of 5.6 million at June 30, 2005

The results presented today represent the first time adoption of International Financial Reporting Standards (IFRS) as described in note 1 on page 17. Accordingly 2004/05 comparatives have been restated. Details of the impact of the transition to IFRS can be found in Appendix A. The income statement, cash flow statement and balance sheet, drawn up in accordance with IFRS, from which this information is extracted are set out on pages 12 to 16.


Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the first quarter results, said:

"This has been a great first quarter and builds on the momentum we have seen gathering for more than a year.

"Revenue grew by 5 per cent in the quarter and earnings per share grew by 25(1) per cent. We have achieved real international success. We won global networked IT services orders of GBP2.4 billion in the quarter which takes orders for the last twelve months to a record level of more than GBP8 billion - a terrific achievement. In the UK, in a highly competitive market, we have launched a number of innovative services such as BT Fusion, a world first that delivers all the benefits of a fixed line from a mobile phone.

"The transformation of the business is delivering real value to our customers and shareholders."

(1)Before specific items which are material one off or unusual items as defined in note 4 on page 21.

(2)Net debt is defined in note 8 on page 23.




                                                                               2
RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2005
                                           First quarter
                                    -----------------------------   Year ended
                                    2005    2004   Better (worse)     March 31
                                    GBPm    GBPm                %         2005
                                                                          GBPm

Revenue                            4,783   4,567                5       18,623

EBITDA
- before specific items and leaver
costs                              1,363   1,389               (2)       5,703
- before specific items            1,357   1,287                5        5,537

Profit before taxation
- before specific items and leaver
costs                                517     527               (2)       2,246
- before specific items              511     425               20        2,080
- after specific items               499     411               21        2,354

Earnings per share
- before specific items and leaver
costs                                4.6p    4.5p               2         19.4p
- before specific items              4.5p    3.6p              25         18.1p
- after specific items               4.4p    3.5p              26         21.5p

Capital expenditure                  716     694               (3)       3,011

Free cash flow                      (126)    159              n/m        2,290

Net debt                           8,121   8,422                4        7,893



The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 21.

The comparative results have been restated to reflect the requirements of IFRS which the group has adopted (see note 1).

The income statement, cash flow statement and balance sheet are provided on pages 12 to 16. A reconciliation of EBITDA to group operating profit is provided on page 25. A reconciliation of net debt is provided on page 24.



                                                                             3
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

IFRS will apply for the first time to the group's annual report for the year ending March 31, 2006. Consequently, the group's results for each of the quarters of this year will be prepared under IFRS.

Details of the impact of adopting IFRS are set out in Appendix A. The principal differences between IFRS and UK GAAP were set out in a press release issued on March 21, 2005 and were disclosed in the Financial Review of the Annual Report and Form 20-F published on June 1, 2005. There are no additional significant reconciling differences.

In the first quarter ended June 30, 2005 earnings per share as reported under IFRS were 4.4 pence compared to 4.3 pence under the previous UK GAAP.

In the comparative period ended June 30, 2004 earnings per share under IFRS were
3.5 pence compared to the 3.6 pence previously reported under UK GAAP.

Net debt at June 30, 2005 of GBP8,121 million includes the recognition of finance lease liabilities of GBP107 million in relation to a small number of properties previously classified as operating leases under UK GAAP.

GROUP RESULTS

Revenue was 5 per cent higher at GBP4,783 million in the quarter with strong growth of new wave revenue more than offsetting the decline in traditional revenue. Underlying revenue, adjusted for the impact of Albacom, Infonet and the mobile termination rate reductions, was 3 per cent higher than last year. Earnings per share before specific items increased by 25 per cent to 4.5 pence.

The strong growth in new wave revenue continued and at GBP1,385 million was 48 per cent higher than last year. New wave revenue accounted for 29 per cent of the group's revenue compared to 20 per cent in the first quarter of last year. Excluding Albacom and Infonet, the organic growth in new wave revenue was 31 per cent. New wave revenue is mainly generated from networked IT services, broadband and mobility. Networked IT services revenue grew by 43 per cent to GBP904 million, broadband revenue increased by 69 per cent to GBP314 million and mobility revenue at GBP61 million achieved growth of 42 per cent.



                                                                             4

Networked IT services contract wins were GBP2.4 billion in the first quarter, including a contract with the Ministry of Defence expected to be worth up to GBP1.5 billion over seven years. Total orders achieved over the last twelve months were a record GBP8.2 billion. BT had 5.6 million wholesale broadband connections at June 30, 2005, more than doubling in the year. BT Mobile had 370,000 contract mobile connections at June 30, 2005, an increase of 72 per cent in the customer base from last year.

Revenue from the group's traditional businesses declined by 6 per cent (4 per cent excluding the impact of reductions to mobile termination rates and Albacom). This was a reduction in the rate of decline compared to last year but continues to reflect regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and Internet Protocol Virtual Private Networks (IPVPN).

Consumer revenue in the first quarter was 6 per cent lower (5 per cent lower excluding the impact of reductions to mobile termination rates). New wave consumer revenue increased by 67 per cent, driven by the continuing growth of broadband and mobility.

Traditional consumer revenue declined by 11 per cent year on year (9 per cent lower excluding the impact of reductions to mobile termination rates) reflecting the continued impact of Carrier Pre-Selection (CPS), wholesale line rental (WLR) and broadband substitution.

The underlying 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP254 declined by GBP2 compared to last quarter, with increased broadband volumes more than offset by lower call revenues. Contracted revenues increased by 2 percentage points to 65 per cent compared to last quarter, 6 percentage points higher than last year.

Revenue from smaller and medium sized (SME) UK businesses declined by 5 per cent (3 per cent excluding the impact of reductions to mobile termination rates). New wave revenue grew by 26 per cent driven by continued growth in broadband and networked IT services. The number of BT Business Plan locations increased by 66 per cent against last year to 489,000 by June 30, 2005, an increase of 10 per cent in the quarter. BT Business Plan continues to grow successfully covering over 50 per cent of BT's SME call revenue.

Major corporate (UK and international) revenue showed strong growth of 14 per cent compared to the first quarter of last year, with strong growth in new wave revenue (43 per cent) more than offsetting the decline in traditional services. Excluding the impact of Albacom and Infonet, new wave revenue grew by 18 per cent. There is a continued migration from traditional voice only services to networked IT services and an increase in mobility and broadband revenue. New wave revenue now represents 55 per cent of all major corporate revenue.



                                                                            5

Wholesale (UK and Global Carrier) revenue increased by 12 per cent (17 per cent excluding the impact of reductions to mobile termination rates and Albacom). UK Wholesale new wave revenue increased by 77 per cent to GBP230 million, mainly driven by broadband and managed services.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated UK consumer market share declined by 1.4 percentage points compared to last quarter to around 61 per cent whilst the estimated business market share declined by 0.3 percentage points to around 41 per cent.

Group operating costs before specific items increased by 4 per cent year on year at GBP4,177 million, including the costs from Albacom and Infonet. Net staff costs before leaver costs increased by GBP67 million to GBP965 million due mainly to the acquisitions of Albacom and Infonet. Leaver costs were GBP6 million in the quarter (GBP102 million last year). Payments to other telecommunication operators declined by 2 per cent year on year at GBP971 million with the reduction in mobile termination rates partially offset by the impact of Albacom and Infonet. Other operating costs before specific items increased by GBP193 million mainly due to increased costs of sales from both organic and inorganic growth in networked IT services. These were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation increased by 1 per cent year on year to GBP709 million.

Group operating profit before specific items increased by 10 per cent to GBP648 million. Operating profit margins increased by 0.6 percentage points to 13.5 per cent due to the reduction in leaver costs year on year.

Net finance costs were GBP142 million, an improvement of GBP13 million against last year, reflecting the higher net finance income associated with the group's defined benefit pension scheme which was GBP63 million in the first quarter compared to GBP50 million last year. Net finance costs included a GBP12 million charge arising from the mark to market of financial instruments which are not in hedging relationships.

Profit before taxation and specific items of GBP511 million increased by 20 per cent compared to last year.

The effective tax rate on the profit before specific items was 25.2 per cent (26.6 per cent last year). The effective tax rate reflects tax efficient investment of surplus cash and continued improvements in the tax efficiency within the group.

Earnings per share before specific items increased by 25 per cent to 4.5 pence.



                                                                          6

Specific items

There was a net charge before taxation of GBP12 million in the quarter (GBP17 million last year) arising from further rationalisation of the group's provincial office portfolio. This rationalisation programme is expected to continue throughout the year giving rise to additional rationalisation costs. Specific items are defined in note 4 on page 21.

Earnings per share after specific items were 4.4 pence in the quarter (3.5 pence last year).

Cash flow and net debt

Net cash from operating activities in the first quarter amounted to GBP841 million compared to GBP1,167 million last year. This reduction was a result of higher working capital outflows and tax payments in the first quarter of this year.

Cash flows from investing activities were a net cash outflow of GBP887 million in the first quarter compared to GBP690 million last year. This reflects the cash consideration on acquisitions of GBP87 million, which relates mainly to Radianz. Cash flows from financing activities were a net outflow of GBP353 million in the first quarter compared to GBP562 million last year. This reduction is due to the timing of the maturity of borrowings in the prior year.

Free cash flow was a net outflow of GBP126 million in the first quarter compared to a net inflow of GBP159 million last year mainly reflecting the working capital outflow and higher tax payments. The share buyback programme continued with the repurchase of 10 million shares for GBP21 million. Net debt was GBP8,121 million at June 30, 2005, GBP301 million below the level at June 30, 2004. Free cash flow and net debt are defined in notes 7 and 8 on pages 22 to 24.

21st Century Network

BT's plans for its 21st Century Network progressed during the quarter. In April 2005 BT announced the eight preferred suppliers that will help build a 21st Century converged core network, and is currently concluding contractual discussions with these vendors.



                                                                           7

Line of business results

We have reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.

The main changes are firstly, the transfer of BT's UK Major Business operations into BT Global Services from BT Retail. Secondly, Field Services have moved from BT Retail to BT Wholesale, in anticipation of the creation of Access Services.




BT's final dividend of 6.5 pence per share will be paid on September 5, 2005 to shareholders on the register on August 5, 2005.

The second quarter and half year's results are expected to be announced on November 10, 2005.



                                                                          8



BT Retail
                                First quarter ended June 30
                               ------------------------------     Year ended
                                2005    2004*  Better (worse)       March 31
                                                                       2005*
                                GBPm    GBPm     GBPm      %            GBPm

Revenue                        2,119   2,199      (80)      (4)        8,758
                              ------   -----                          ------
Gross margin                     563     582      (19)      (3)        2,354
Sales, general and
administration costs             390     399        9        2         1,600
                              ------   -----                          ------
EBITDA                           173     183      (10)      (5)          754
Depreciation and amortisation     34      38        4       11           147
                              ------   -----                          ------
Operating profit                 139     145       (6)      (4)          607
                              ------   -----                          ------
Operating profit before leaver
costs                            142     151       (9)      (6)          631
                              ======   =====                          ======
Capital expenditure               35      31       (4)     (13)          170
                              ======   =====                          ======



*Restated to reflect changes in intra-group trading arrangements.

New wave revenue grew by 52 per cent but was more than offset by the traditional revenue decline of 9 per cent. Overall revenue declined by 4 per cent (2 per cent excluding the impact of reductions to mobile termination rates).

Revenue from traditional services was 9 per cent lower than last year (7 per cent excluding the impact of reductions to mobile termination rates). The reduction includes the effects of continued high levels of migration to new wave services such as broadband and IPVPN, which is reflected in a fall of over 35 per cent in dial up internet minutes and a reduction in ISDN lines. In addition, there has been a 2 per cent decline in the overall fixed to fixed calls market and a reduction in market share from competitive pressure.

BT Retail's new wave revenue increased by 52 per cent compared to last year and accounted for 14 per cent of BT Retail's total revenue in the quarter, up from 9 per cent last year.

Broadband revenue grew by 55 per cent to GBP161 million. The growth of broadband continues with 1,940,000 BT Retail connections at June 30, 2005, an increase of 11 per cent in the quarter. Net additions of 188,000 resulted in a 28 per cent share of the broadband DSL additions in the quarter. Our programme to upgrade customers to high speed services at no extra cost continues with a further 355,000 BT Business and consumer customers upgraded to speeds up to 2Mbit/s in the quarter.



                                                                        9

BT Retail has recently announced its intention to use the Microsoft TV, IPTV Edition software platform to deliver TV over Broadband in the UK. Trials of TV over broadband begin in early 2006 with plans to deliver a commercial service later in the same year. The combination of BT's 21st Century Network with Microsoft's best-in-class technology will result in an exciting set of next generation entertainment and communication services available to consumers across the UK.

Revenue from mobility services increased by 112 per cent to GBP36 million. In June we announced the launch of BT Fusion, the world's first combined fixed and mobile phone service, enabling customers to use a single device that can switch seamlessly between fixed and mobile networks. The service starts with approximately 400 early adopter customers, and already 15,000 have registered an interest, with the service being widely available for delivery in September.

Networked IT services revenue increased by 38 per cent compared to the first quarter of last year as a result of new contracts achieved in the UK SME market, and the acquisition of BIC Systems in Ireland last year.

The gross margin percentage improved by 0.1 percentage points compared to last year with improvements in both new wave and traditional margins.

Cost transformation programmes contributed to SG&A savings of GBP10 million in the traditional business. However, this was partly offset by a GBP4 million increase of investment in new wave activities (including new entertainment products and mobility convergence products). A further GBP3 million of leaver costs were incurred in the quarter, compared to GBP6 million last year.

Overall these results led to an operating profit in the quarter of GBP139 million which is 4 per cent lower than last year.



                                                                       10


BT Wholesale
                                  First quarter ended June 30
                                 ------------------------------   Year ended
                                 2005     2004*  Better (worse)     March 31
                                                                       2005*
                                 GBPm     GBPm     GBPm     %           GBPm

External revenue                1,021      941       80       9        3,820
Internal revenue                1,283    1,332      (49)     (4)       5,275
                                -----    -----                         -----
Revenue                         2,304    2,273       31       1        9,095
Variable cost of sales            556      553       (3)     (1)       2,162
                                -----    -----                         -----
Gross variable profit           1,748    1,720       28       2        6,933
Network and SG&A costs            755      789       34       4        3,069
                                -----    -----                         -----
EBITDA                            993      931       62       7        3,864
Depreciation and amortisation     457      479       22       5        1,914
                                -----    -----                         -----
Operating profit                  536      452       84      19        1,950
                                =====    =====                         =====
Operating profit before leaver
costs                             536      510       26       5        2,012
                                =====    =====                         =====
Capital expenditure               487      477      (10)     (2)       1,981
                                =====    =====                         =====

*Restated to reflect changes in intra-group trading arrangements.

BT Wholesale revenue of GBP2,304 million increased by 1 per cent driven by external revenue growth of 9 per cent (underlying growth is 18 per cent excluding the impact of regulatory reductions to mobile termination rates). The growth continues to be driven by new wave services, mainly broadband and managed services, increasing by 77 per cent to GBP230 million. Revenue from new wave services now accounts for 23 per cent of external revenue compared to 14 per cent in the first quarter of last year.

Internal revenue has declined by 4 per cent to GBP1,283 million due to the impact of lower volumes of calls and lines and lower regulatory prices being reflected in internal charges, which is partially offset by strong growth from internal broadband revenue.

Gross variable profit of GBP1,748 million is 2 per cent higher than the first quarter last year reflecting volume increases and a favourable change in sales mix with broadband growth more than offsetting the decline in traditional products.

A combination of cost reductions, lower leaver costs and higher revenue in the quarter has resulted in the EBITDA increase of 7 per cent and operating profit increase of 19 per cent. Cost savings for the quarter have been partly offset by increased levels of activity in the network mainly due to growth in broadband and local loop unbundling.

Capital expenditure in the quarter is 2 per cent higher than last year as a result of expenditure to support the continuing growth in broadband and the transformation of the group's network that has more than offset a reduction in investment in legacy network technologies.



                                                                         11

BT Global Services
                               First quarter ended June 30
                               -------------------------------    Year ended
                                2005    2004*  Better (worse)       March 31
                                                                       2005*
                                GBPm    GBPm     GBPm      %            GBPm

Revenue                        2,072   1,760      312       18         7,622
EBITDA                           233     193       40       21           961
Operating profit                  81      62       19       31           411
Operating profit before leaver
costs                             83      95      (12)     (13)          470
Capital expenditure              142     144        2        1           604



*Restated to reflect changes in intra-group trading arrangements.

BT Global Services revenue for the quarter rose by 18 per cent to GBP2,072 million, with growth from the acquisitions of Albacom and Infonet in addition to the continuing trend for above market organic growth that has been consistently seen in previous quarters. Underlying growth, excluding Albacom and Infonet, was 6 per cent. Corporate revenues grew by 16 per cent supported by Multi Protocol Label Switching (MPLS) with a year on year increase of 20 per cent. Carrier revenue grew by 32 per cent as a result of higher international voice traffic and terminations in Europe together with additional revenues from Albacom. Order intake remained strong with networked IT services contract orders of GBP2.4 billion taken in the quarter resulting in record orders of GBP8.2 billion over the last twelve months.

EBITDA before leaver costs increased by GBP9 million giving growth of 4 per cent which would have been 5 per cent on the previous UK GAAP basis. Operating profit for the quarter rose by GBP19 million from the previous year to GBP81 million. We expect the underlying cost efficiency in BT Global Services to continue to improve.

Capital expenditure in the quarter at GBP142 million decreased by GBP2 million despite increased spend from the acquisitions. Operating free cash flow (EBITDA less capital expenditure) at GBP91 million is almost double last year's level.



                                                                        12

GROUP INCOME STATEMENT
for the three months ended June 30, 2005
--------------------   ------              ----------     ----------- ---------
                                     Before specific  Specific items     Total
                                               items         (note 4)
(unaudited)             Notes                   GBPm            GBPm      GBPm
--------------------   ------              ----------     ----------- ---------


Revenue                     2                  4,783               -     4,783
Other operating income                            42               -        42
Operating costs             3                 (4,177)            (12)   (4,189)
                                           ----------     ----------- ---------
Operating profit (loss)     2                    648             (12)      636

Net finance costs           5                   (142)              -      (142)
Share of post tax
profits of associates
and joint ventures                                 5               -         5
                                           ----------     ----------- ---------

Profit (loss) before
taxation                                         511             (12)      499

Taxation                                        (129)              4      (125)
                                           ----------     ----------- ---------
Profit (loss) after
taxation and
attributable
to shareholders                                  382              (8)      374
                                           =========      ==========  =========
Earnings per share          6
- basic                                          4.5p                      4.4p
                                           =========      ==========  =========
- diluted                                        4.5p                      4.4p
                                           =========      ==========  =========

--------------------   ------              ----------     ----------- ---------



                                                                            13

GROUP INCOME STATEMENT

for the three months ended June 30, 2004
------------------------  ------             ----------     ----------- --------
                                      Before specific  Specific items     Total
                                                items        (note 4)
(unaudited)              Notes                   GBPm            GBPm      GBPm
------------------------ ------              ----------     ----------- --------

Revenue                      2                  4,567               -     4,567
Other operating income                             41               -        41
Operating costs              3                 (4,021)            (17)   (4,038)
Profit on sale of non
current asset
investments                                         -               3         3
                                             ----------     ----------- --------
Operating profit (loss)      2                    587             (14)      573

Net finance costs            5                   (155)              -      (155)
Share of post tax losses
of associates and joint
ventures                                           (7)              -        (7)
                                             ----------     ----------- ---------
Profit (loss) before
taxation                                          425             (14)      411

Taxation                                         (113)              4      (109)
                                             ----------     ----------- ---------
Profit (loss) after
taxation and
attributable
to shareholders                                   312             (10)      302
                                             =========      =========== =========
Earnings per share           6
- basic                                           3.6p                      3.5p
                                             =========      =========== ========
- diluted                                         3.6p                      3.5p
                                             =========      =========== ========

------------------------  ------             ----------     ----------- --------



                                                                         14

GROUP INCOME STATEMENT

for the year ended March, 31, 2005
------------------------  ------             ----------    -----------  --------
                                      Before specific  Specific items     Total
                                                items        (note 4)
(unaudited)              Notes                   GBPm            GBPm      GBPm
------------------------ ------              ----------     ----------- --------

Revenue                      2                 18,623               -    18,623
Other operating income                            193               -       193
Operating costs              3                (16,123)            (59)  (16,182)
Profit on sale of non
current asset
investments                                         -             358       358
                                             ----------     ----------- --------
Operating profit             2                  2,693             299     2,992

Net finance costs            5                   (599)              -      (599)
Share of post tax losses
of associates and joint
ventures                                          (14)            (25)      (39)
                                             ----------     ----------- --------
Profit before taxation                          2,080             274     2,354

Taxation                                         (541)             16      (525)
                                             ----------     ----------- --------
Profit for the period                           1,539             290     1,829
                                             ==========     =========== ========
Attributable to:
Equity shareholders                             1,540             290     1,830
Minority interest                                  (1)              -        (1)
                                             ==========     =========== ========

Earnings per share           6
- basic                                          18.1p                     21.5p
                                             ==========     =========== ========
- diluted                                        17.9p                     21.3p
                                             ==========     =========== ========
------------------------  ------             ----------     ----------- --------




                                                                          15

GROUP CASH FLOW STATEMENT
for the three months ended June 30, 2005
-----------------------------                --------  ---------       ---------
                                    First quarter ended June 30            Year
                                                                          ended
                                                                       March 31
                                                2005       2004            2005
(unaudited)                                     GBPm       GBPm            GBPm
-----------------------------                --------  ---------       ---------

Cash flows from operating activities

Cash generated from operations
(note 7 (a))                                     972      1,208           5,906
Income taxes paid                               (131)       (41)           (332)
                                             --------  ---------       ---------
Net cash inflow from operating
activities                                       841      1,167           5,574

Cash flows from investing activities
Acquisition of subsidiaries (net
of cash acquired)                                (87)        (2)           (426)
Net (acquisition) sales of
associates and joint ventures                     (1)         -               8
Net purchase of property, plant,
equipment and software                          (686)      (729)         (2,945)
Interest received                                 37         55             374
Receipt of dividends from
associates and joint ventures                      -          -               2
Net sale of non current asset
investments                                        -         23             537
Net (purchase) sale of short
term investments                                (150)       (37)            710
                                             --------  ---------       ---------
Net cash used in investing
activities                                      (887)      (690)         (1,740)

Cash flows from financing activities
Repurchase of ordinary share
capital                                          (21)       (31)           (193)
Net repayments of borrowings                     (14)      (174)         (1,300)
Interest paid                                   (318)      (357)         (1,252)
Equity dividends paid                              -          -            (784)
                                             --------  ---------       ---------
Net cash used in financing
activities                                      (353)      (562)         (3,529)

Effects of exchange rate changes                  29        (26)              -
                                             --------  ---------       ---------
Net (decrease) increase in cash
and cash equivalents                            (370)      (111)            305
                                             ========  =========       =========
Cash and cash equivalents at
beginning of period                            1,310      1,005           1,005

Cash and cash equivalents, net
of bank overdrafts, at end                       940        894           1,310
of period (note 7 (c))
                                             ========  =========       =========
-----------------------------                 --------  --------- ---   --------
Free cash flow (note 7 (b))                     (126)       159           2,290
-----------------------------                 --------  --------- ---   --------

-----------------------------                 --------  --------- ---   --------
Increase (decrease) in net debt
from cash flows (note 8)                         235       (126)           (895)
-----------------------------                 --------  --------- ---   --------




                                                                        16
GROUP BALANCE SHEET
at June 30, 2005
-------------------------                   ---------    ---------    ---------
                                            June 30      June 30      March 31
                                               2005         2004          2005
(unaudited)                                    GBPm         GBPm          GBPm
-------------------------                   ---------    ---------    ---------

Non current assets
Goodwill and other intangible assets          1,343          607         1,259
Property, plant and equipment                15,431       15,159        15,386
Other non current assets                        184          462           133
Deferred tax assets                           1,460        1,541         1,434
                                           ---------    ---------    ---------
                                             18,418       17,769        18,212
                                           ---------    ---------    ---------
Current assets
Inventories                                     124          111           106
Trade and other receivables                   4,210        4,135         4,269
Other financial assets                        3,866        4,316         3,634
Cash and cash equivalents                     1,177          899         1,312
                                           ---------    ---------    ---------
                                              9,377        9,461         9,321
                                           ---------    ---------    ---------

Total assets                                 27,795       27,230        27,533

Current liabilities
Loans and other borrowings                    4,626        1,066         4,261
Trade and other payables                      5,722        6,200         6,772
Other current liabilities                     1,284          552         1,020
                                           ---------    ---------    ---------
                                             11,632        7,818        12,053
                                           ---------    ---------    ---------

Total assets less current liabilities        16,163       19,412        15,480
                                           ========     =========    =========
Non current liabilities
Loans and other borrowings                    8,094       11,868         7,744
Deferred tax liabilities                      1,586        1,755         1,715
Retirement benefit obligations                4,867        5,136         4,781
Other non current liabilities                 1,489        1,406         1,145
                                           ---------    ---------    ---------
                                             16,036       20,165        15,385
                                           ---------    ---------    ---------
Capital and reserves
                                            ------------------------------------
Called up share capital                         432          432           432
Reserves                                       (354)      (1,231)         (387)
                                            ------------------------------------
Total equity shareholders' funds (deficit)       78         (799)           45
Minority interest                                49           46            50
                                           ---------    ---------    ---------
Total equity                                    127         (753)           95
                                           ---------    ---------    ---------
                                             16,163       19,412        15,480
                                           ========     =========    =========

-------------------------                  ---------    ---------     ---------


                                                                           17


NOTES (unaudited)

1 Basis of preparation and accounting policies

These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc for the quarters ended June 30, 2005 and 2004, together with the unaudited results for the year ended March 31, 2005. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2005 were approved by the Board of Directors on May 18, 2005 and published on June 1, 2005. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From April 1, 2005 the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU).

The rules for the first time adoption of IFRS are set out in IFRS 1 "First Time Adoption of International Financial Reporting Standards". In preparing these interim consolidated financial results, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS. These are detailed in Appendix A.

These unaudited group results for the three months to June 30, 2005 have been prepared on a basis consistent with the accounting policies set out in Appendix B based on the IFRS which are expected to be applicable as at March 31, 2006. These IFRS are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. These policies also assume that the amendments to IAS 19 "Employee Benefits" published by the International Accounting Standards Board, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU. In addition, the accounting policies applicable to IAS 39 "Financial Instruments:
Recognition and Measurement" will not be impacted by the elements carved out of the EU endorsement, and hence the group will comply with the full version of IAS
39. These interim financial results have been prepared under the historical cost convention, except in respect of certain financial assets and liabilities.

As permitted, the group has chosen not to adopt IAS 34 "Interim Financial Statements", and therefore these interim financial results are not in full compliance with IFRS.





                                                                       18

1 Basis of preparation and accounting policies continued

An explanation of how the transition from UK GAAP to IFRS has affected the group's financial position and reported performance is set out in Appendix A.

2 Results of businesses

(a)   Operating results

                       External   Internal     Group            Group   EBITDA
                        revenue    revenue   revenue        operating     (ii)
                                                        profit (loss)
                                                                 (ii)
                           GBPm       GBPm      GBPm            GBPm     GBPm


First quarter ended
June 30, 2005
BT Retail                 2,040         79     2,119              139      173
BT Wholesale              1,021      1,283     2,304              536      993
BT Global Services        1,716        356     2,072               81      233
Other                         6          -         6             (108)     (42)
Intra-group items (i)         -     (1,718)   (1,718)               -        -
                          -----     ------    ------           ------    -----
Total                     4,783          -     4,783              648    1,357
                          =====     ======    ======           ======    =====
First quarter ended
June 30, 2004
(restated - see below)
BT Retail                 2,146         53     2,199              145      183
BT Wholesale                941      1,332     2,273              452      931
BT Global Services        1,473        287     1,760               62      193
Other                         7          -         7              (72)     (20)
Intra-group items (i)         -     (1,672)   (1,672)               -        -
                          -----     ------    ------           ------    -----
Total                     4,567          -     4,567              587    1,287
                          =====     ======    ======           ======    =====

Year ended March 31, 2005
(restated - see below)
BT Retail                 8,490        268     8,758              607      754
BT Wholesale              3,820      5,275     9,095            1,950    3,864
BT Global Services        6,288      1,334     7,622              411      961
Other                        25          -        25             (275)     (42)
Intra-group items (i)         -     (6,877)   (6,877)               -        -
                          -----     ------    ------           ------    -----
Total                    18,623          -    18,623            2,693    5,537
                          =====     ======    ======           ======    =====



(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business. (ii) Before specific items.

We have reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.



                                                                       19

2 Results of businesses continued



(b) Revenue analysis
                               First quarter ended June 30
                          ----------------------------------        Year ended
                                                                      March 31
                          2005     2004      Better (worse)               2005
                          GBPm     GBPm       GBPm       %                GBPm


Traditional              3,398    3,631      (233)      (6)             14,073
New wave                 1,385      936       449       48               4,550
                         -----    -----                                 ------
                         4,783    4,567       216        5              18,623
                         =====    =====                                 ======
Consumer                 1,334    1,425       (91)      (6)              5,637
Business                   591      623       (32)      (5)              2,464
Major Corporate          1,630    1,424       206       14               6,069
Wholesale/Carrier        1,222    1,088       134       12               4,428
Other                        6        7        (1)     (14)                 25
                         -----    -----                                 ------
                         4,783    4,567       216        5              18,623
                         -----    -----                                 ------


(c)                New wave revenue analysis

                               First quarter ended June 30
                            -------------------------------         Year ended
                                                                      March 31
                              2005    2004   Better (worse)               2005
                              GBPm    GBPm     GBPm       %                GBPm
Networked IT services          904     634      270      43              3,066
Broadband                      314     186      128      69                930
Mobility                        61      43       18      42                205
Other                          106      73       33      45                349
                             -----   -----                               -----
                             1,385     936      449      48              4,550
                             -----   -----                               -----






                                                                       20

2 Results of businesses continued

(d) Capital expenditure on property, plant, equipment, software and motor vehicles:

                                                                    Year ended
                                First quarter ended June 30           March 31
                                        2005           2004               2005
                                        GBPm           GBPm               GBPm
BT Retail                                 35             31                170
BT Wholesale
Access                                   257            269              1,037
Switch                                    10             30                100
Transmission                              46             45                230
Products/systems support                 174            133                614
                                         ---           ----             ------
                                         487            477              1,981

BT Global Services                       142            144                604
Other (including fleet vehicles
and property)                             52             42                256
                                         ---           ----             ------
Total                                    716            694              3,011
                                         ---           ----             ------
3 Operating costs
                                                                    Year ended
                              First quarter ended June 30             March 31
                                      2005           2004                 2005
                                      GBPm           GBPm                 GBPm
Net staff costs before leaver
costs                                  965            898                3,666
Leaver costs                             6            102                  166
Net staff costs                        971          1,000                3,832
                                       ---           ----               ------
Depreciation and amortisation          706            700                2,844
Amortisation of acquired
intangibles                              3              -                    -
Payments to telecommunication
operators                              971            988                3,725
Other operating costs                1,526          1,333                5,722
                                       ---           ----               ------
Total before specific items          4,177          4,021               16,123
Specific items (note 4)                 12             17                   59
                                       ---           ----               ------
Total                                4,189          4,038               16,182
                                       ---           ----               ------

                                                                          21



4                    Specific items

BT will continue to separately identify and disclose any material one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. "Specific items" may not be comparable to similarly titled measures used by other companies. In the comparative period the specific items were previously referred to as exceptional items under UK GAAP.



                                                                    Year ended
                               First quarter ended June 30            March 31
                                       2005           2004                2005
                                       GBPm           GBPm                GBPm


Operating costs
Property rationalisation costs           12             17                  59
Profit on sale of non current
asset investments                         -             (3)               (358)
                                        ---           ----               ------
Specific operating costs                 12             14                (299)

Impairment of assets in joint
ventures                                  -              -                  25
                                        ---           ----               ------
Total specific items before
taxation                                 12             14                (274)
                                        ===           ====               ======
5 Net finance costs
                                                                    Year ended
                                   First quarter ended June 30        March 31
                                           2005           2004            2005
                                           GBPm           GBPm            GBPm
Finance costs(1)                            262            262           1,053
Finance income                              (57)           (57)           (256)
                                            ---           ----          ------
Net finance costs before pension
finance income                              205            205             797

Pension finance income                      (63)           (50)           (198)
                                            ---           ----          ------
Net finance costs                           142            155             599
                                            ===           ====          ======



(1) Finance costs in the quarter ended June 30, 2005 include a GBP12 million charge arising from the re-measurement of financial instruments, which are not in hedging relationships, on a fair value basis.


                                                                           22

6 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:



                                                                    Year ended
              First quarter ended June 30                             March 31
                      2005           2004                                 2005
                       millions of shares

Basic                8,471          8,557                                8,524
Diluted              8,556          8,597                                8,581

7 (a) Reconciliation of profit to cash generated from operations



                                                                    Year ended
                                  First quarter ended June 30         March 31
                                    2005                  2004            2005
                                    GBPm                  GBPm            GBPm

Profit before tax                    499                   411           2,354
Depreciation and amortisation        709                   700           2,844
Net finance costs                    142                   155             599
Profit on disposal of non current
asset investments                      -                    (3)           (358)
Changes in working capital          (453)                 (139)            253
Provision movements, pensions
and other                             75                    84             214
                                    ----                 -----          ------
Cash generated from operations       972                 1,208           5,906
                                    ----                 -----          ------
(b)               Free cash flow
                                                                          Year
                                                                         ended
                                           First quarter ended June   March 31
                                                               30
                                                2005         2004         2005
                                                GBPm         GBPm         GBPm
Cash generated from operations                   972        1,208        5,906
Income taxes paid                               (131)         (41)        (332)
                                                ----        -----        ------
Net cash inflow from operating
activities                                       841        1,167        5,574
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment and software                          (686)        (729)      (2,945)
Net sale of non current asset
investments                                        -           23          537
Dividends received from associates                 -            -            2
Interest received                                 37           55          374
Included in cash flows from financing
activities
Interest paid                                   (318)        (357)      (1,252)
                                                ----        -----        ------
Free cash flow                                  (126)         159        2,290
                                                ----        -----        ------


                                                                        23

7 (b) Free cash flow continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c) Cash and cash equivalents



                                             At June 30            At March 31
                                            2005    2004                  2005
                                            GBPm    GBPm                  GBPm

Cash at bank and in hand                     438     144                   206
Short term deposits                          739     755                 1,106
                                            ----   -----                ------
Cash and cash equivalents                  1,177     899                 1,312
Bank overdrafts                             (237)     (5)                   (2)
                                            ----   -----                ------
                                             940     894                 1,310



8 Net debt

Net debt at June 30, 2005 was GBP8,121 million (June 30, 2004 - GBP8,422 million, March 31, 2005 - GBP7,893 million).

Net debt consists of borrowings less financial assets and cash and cash equivalents. Borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. Financial assets and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt reflects the future cash flows due to arise on maturity of financial instruments and removes the balance sheet volatility arising from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method that is required by IAS 39. It is not a measure recognised under IFRS but is used by management to measure and monitor performance.



                                                                       24

8 Net debt continued

(a) Analysis



                                                   At June 30      At March 31
                                                   2005     2004          2005
                                                   GBPm     GBPm          GBPm
Loans and other borrowings                       12,720   12,934        12,005
Cash and cash equivalents                        (1,177)    (899)       (1,312)
Other current financial assets 1                 (3,704)  (4,290)       (3,491)
                                                 ------   ------      --------
                                                  7,839    7,745         7,202
Adjustments:
To retranslate currency denominated balances at
swapped rates where hedged                          486      677           691
To recognise borrowings at net proceeds and
unamortised discount                               (212)       -             -
Other                                                 8        -             -
                                                 ------   ------      --------
Net debt                                          8,121    8,422         7,893
                                                 ------   ------      --------

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at June 30, 2005 was GBP12,686 million (June 30, 2004 -
GBP13,637 million, March 31, 2005 - GBP12,696 million).

1 Excluding derivative financial instruments of GBP162 million, GBP26 million and GBP143 million at June 30, 2005 and 2004 and March 31, 2005, respectively.

(b) Reconciliation of net cash flow to movement in net debt

                                                                    Year ended
                                First quarter ended June 30           March 31
                                        2005           2004               2005
                                        GBPm           GBPm               GBPm
Net debt at beginning of period        7,893          8,530              8,530
Increase (decrease) in net debt
resulting from cash flows                235           (126)              (895)
Net debt assumed or issued on
acquisitions                               1              -                159
Currency and other movements             (14)            26                  2
Other non-cash movements                   6             (8)                97
                                      ------         ------           --------
Net debt at end of period              8,121          8,422              7,893
                                      ------         ------           --------


                                                                        25

9 Statement of changes in equity

                                                                    Year ended
                                      First quarter ended June 30     March 31
                                            2005             2004         2005
                                            GBPm             GBPm         GBPm

Shareholders' funds (deficit)                 45           (1,085)      (1,085)
Minority interest                             50               46           46
                                            ----           ------       ------
                                              95           (1,039)      (1,039)

Effect of adoption of IAS 32 and 39
(see Appendix A)                            (337)               -            -
                                            ----           ------       ------
Deficit at beginning of period              (242)          (1,039)      (1,039)

Profit for the financial period              374              302        1,830
Actuarial (losses) gains on pension
obligations                                  (80)               -          294
Valuation gains and losses                    64                -            -
Employee share schemes                         2               11           31
Tax on items taken directly to equity         10                -          (82)
Issues of shares                               2                -            1
Net movement in treasury shares              (12)             (31)        (176)
Dividends on ordinary shares                   -                -         (786)
Currency translation adjustments              10                4           15
Minority interest                             (1)               -            4
Other                                          -                -            3
                                            ----           ------       ------
Net changes in equity for the
financial period                             369              286        1,134

Equity at end of period
Shareholders' funds (deficit)                 78             (799)          45
Minority interest                             49               46           50
                                            ----           ------       ------
                                             127             (753)          95
                                            ----           ------       ------

10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                                                    Year ended
                              First quarter ended June 30             March 31
                                      2005           2004                 2005
                                      GBPm           GBPm                 GBPm
Operating profit                       636            573                2,992
Specific items (note 4)                 12             14                 (299)
Depreciation and amortisation
(note 3)                               709            700                2,844
                                      ----         ------               ------
EBITDA before specific items         1,357          1,287                5,537
                                      ----         ------               ------

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.




                                                                          26
11 United States Generally Accepted Accounting Principles (US GAAP)

The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.

                                                                   Year ended
                           First quarter ended June 30               March 31
                                   2005           2004                   2005
Net income attributable to          393             73                  1,297
Shareholders (GBPm)

Earnings per ADS (GBP)
- basic                            0.46           0.09                   1.52
- diluted                          0.46           0.08                   1.51



Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is a GBP231 million deficit at June 30, 2005 (June 30, 2004 - GBP1,395 million, March 31, 2005 - GBP584 million).

                                                                         27

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in new wave revenue, mainly from broadband, networked IT services and mobility growth; implementation, development and the benefits of BT's 21st Century Network; expectations regarding revenue growth, cost efficiency and savings; and transformation delivering real value. Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The IFRS position as stated is BT's current view, based on the Standards currently in issue, and changes may arise as new accounting pronouncements are developed and issued. Due to a number of new and revised Standards, included within the body of Standards that comprise IFRS, there is not yet a significant body of established best practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this stage, therefore, the full financial effect of reporting under IFRS, as it will be applied and reported in the group's first full IFRS financial statements, cannot be determined with certainty and may be subject to change.


FIRST QUARTER RESULTS TO JUNE 30, 2005                         July 28, 2005


Appendix A - Explanation of the transition to IFRS


(a) Basis of preparation and accounting policies

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From April 1, 2005 the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU).

The rules for the first time adoption of IFRS are set out in IFRS 1 "First Time Adoption of International Financial Reporting Standards". IFRS 1 allows exemptions from the application of certain IFRS to assist companies with the transition process and the group has elected to take the following exemptions:

  - Financial instruments: the group has chosen to utilise the exemption from the requirement to restate comparative information for IAS 32 "Financial Instruments: Disclosure and presentation" and IAS 39 "Financial
    Instruments: Recognition and Measurement", and hence these standards have been applied prospectively as of April 1, 2005.
  - Business combinations: the group has elected not to restate business combinations prior to the date of transition (April 1, 2004).
  - Employee benefits: all cumulative actuarial gains and losses have been recognised in reserves at the transition date.
  - Share based payments: the group has applied IFRS 2 "Share Based Payment" to all grants of equity instruments after November 7, 2002 which were unvested as at January 1, 2005.
  - Cumulative translation differences: the group has elected to reset the foreign currency translation reserve to zero at the transition date, April 1, 2004. Any gains and losses on subsequent disposals of foreign operations will exclude translation differences arising prior to that date.

These unaudited group results for the three months to June 30, 2005 have been prepared on a basis consistent with the accounting policies set out in Appendix B ("BT's IFRS accounting policies"). IFRS are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. These policies also assume that the amendments to IAS 19 "Employee Benefits" published by the International Accounting Standards Board, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU. In addition, the accounting policies applicable to IAS 39 "Financial Instruments: Recognition and Measurement" will not be impacted by the elements carved out of the EU endorsement, and hence the group will comply with the full version of IAS 39. These interim financial results have been prepared under the historical cost convention, except in respect of certain financial assets and liabilities. As permitted, the group has chosen not to adopt IAS 34 "Interim Financial Statements", and therefore the interim financial results are not in full compliance with IFRS.

An explanation of how the transition from UK GAAP to IFRS has affected the group's financial position and reported performance is set out in the following notes and the tables at the end of this appendix.

(b) Explanation of adjustments between UK GAAP and IFRS

1.  Pensions

Under UK GAAP, the group previously measured pension commitments and other related post-retirement benefits in accordance with SSAP 24 "Accounting for Pension Costs" with additional disclosures provided in accordance with FRS 17 "Retirement Benefits". Under BT's IFRS accounting policies, the group measures pension commitments and other related post-retirement benefits in accordance with IAS 19 "Employee Benefits", which takes a similar approach to FRS 17.

On adoption of IAS 19 the deficit in defined benefit pension schemes was recognised on the group's balance sheet. The amended version of IAS 19, which is subject to EU approval, allows companies to choose to recognise actuarial gains and losses immediately in reserves, or alternatively to be held on the balance sheet and released to the income statement over a period of time. The group has elected to early adopt the amended version of IAS 19 and reflect the impact of actuarial gains and losses immediately in reserves.

The income statement charge is split between an operating charge and a net finance charge. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.

Under SSAP 24, the asset on the balance sheet represented the timing differences between the pension charge recognised in the profit and loss account and the payments made to the pension scheme. Under IAS 19, the liability on the balance sheet represents the deficit in the pension scheme. The scheme assets are valued at market value and the liabilities are discounted using a high quality corporate bond rate in calculating the deficit.

Under SSAP 24, pension charges for the year ended March 31, 2005 were GBP465 million and for the 3 month period to June 30, 2004 were GBP101 million, including a charge for the amortisation of the SSAP 24 deficit in the BT Pension Scheme, and an interest credit relating to the balance sheet prepayment. Under IAS 19 the total charges for the year ended March 31, 2005 were GBP342 million and for the 3 month period to June 30, 2004 were GBP70 million, split between an operating charge and net finance income. Accordingly, for the year ended March 31, 2005 and the 3 months ended June 30, 2004 there is an additional GBP75 million and GBP19 million charge to operating profit and GBP198 million and GBP50 million of net finance income has been recognised under IAS 19.

A pension liability has been recognised at March 31, 2005 of GBP4,781 million (GBP3,347 million net of a deferred tax asset of GBP1,434 million) and at June 30, 2004 of GBP5,136 million (GBP3,595 million net of a deferred tax asset of GBP1,541 million), offset by the reversal of provisions and other creditors of GBP44 million for March 31, 2005 and GBP36 million at June 30, 2004. The pension prepayment on the UK GAAP balance sheet of GBP1,118 million and GBP1,126 million has also been reversed, including the associated deferred tax liability. The net effect has been a reduction in shareholders' funds at March 31, 2005 of GBP4,092 million and at June 30, 2004 of GBP4,368 million.

2. Share based payments

Under UK GAAP an expense was recognised for the award of share options and shares based on their intrinsic value (the difference between the exercise price and the market value at the date of the award). The majority of BT's share based payments are made under all employee 'Save As You Earn' plans which were exempt under UK GAAP and the intrinsic value of many of the senior management schemes is nil.

Under IFRS 2 "Share Based Payment", an expense is recognised in the income statement for all share based payments (both awards of options and awards of shares). This expense is based on the fair value at the date of grant of the award, using an option pricing model, and is charged to the income statement over the related performance period.

The accounting rules of IFRS 2 have resulted in an increased operating charge for the year ended March 31, 2005 and the 3 months ended June 30, 2004 of GBP28 million and GBP4 million, respectively. A related tax benefit of GBP7 million and GBP1 million, respectively, has also been recognised. The credit entry for the share based payments is recognised directly in reserves as the awards are equity settled.

3.  Goodwill  and  other  intangible  assets

UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS 3 "Business Combinations", goodwill is no longer amortised but held at its carrying value on the balance sheet and tested annually for impairment. In addition, IAS 38 "Intangible Assets" requires other intangible assets arising on acquisitions after the transition date to be separately identified and amortised over their useful economic life, often a shorter period than previously used for goodwill. As a result, intangible assets such as customer relationships and trademarks, need to be separately valued and recognised on business combinations, and then amortised over their useful economic lives.

The UK GAAP goodwill amortisation charge in the year to March 31, 2005 and 3 months to June 30, 2004 of GBP16 million and GBP4 million, respectively, has been reversed. The other intangible assets arising from acquisitions since April 1, 2004 are being amortised over their estimated useful economic lives.

Computer software that is not an integral part of the associated hardware is classified as an intangible asset under IAS 38. Under UK GAAP, the group's policy was to categorise all capitalised software as tangible fixed assets. This has resulted in a balance sheet reclassification of GBP620 million and GBP399 million as at March 31, 2005 and June 30, 2004 respectively.

4.  Dividends

Under UK GAAP, the dividend charge was recognised in the profit and loss account in the period to which it related. Under IAS 10 "Events After The Balance Sheet Date", dividends are not recognised in the income statement but directly in reserves. In addition, the final dividend is recognised only when it has been declared and approved by the company in general meeting.

The final dividend liabilities for the 2005 and 2004 financial years of GBP551 million and GBP454 million, respectively have been reversed at March 31, 2005, June 30, 2004 and April 1, 2004 as the associated dividends had not been approved at those dates.

5.  Leases

Under IAS 17 "Leases" there is a requirement to view leases of land separately from leases of buildings. Furthermore, there is a requirement to recognise operating lease charges as an expense on a straight line basis. As a result, the building elements of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under BT's 2001 sale and leaseback transaction are recognised on a straight line basis under IFRS.

For those properties reclassified as finance leases, profit before tax for the year ended March 31, 2005 and the 3 months to June 30, 2004, has been reduced by approximately GBP3 million and GBP1 million, respectively, as a result of the recognition of depreciation and finance lease interest charges, and the removal of the UK GAAP operating lease charges. Recognising the operating lease charges, on a straight line basis has further reduced the profit before tax for the year ended March 31, 2005 and the 3 months to June 30, 2004 by GBP101 million and GBP26 million, respectively.

6.  Financial instruments

Under UK GAAP, the group previously measured financial assets and liabilities in accordance with the principles of FRS 4 "Capital Instruments", FRS 5 "Reporting the Substance of Transactions" and SSAP 20 "Foreign Currency Translation".
Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 "Derivatives and Other Financial Instruments: Disclosures" setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

The group has taken the IFRS 1 exemption not to restate comparatives for the adoption of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement". These standards set out the accounting rules surrounding the recognition, measurement, disclosure and presentation of financial instruments.

IAS 39 requires all derivative financial instruments to be recorded at fair value on the balance sheet. The fair value of derivative financial instruments recognised on the balance sheet on transition at April 1, 2005 was a net liability of GBP1.5 billion. This fair value included a net liability of GBP0.7 billion which was previously recognised under UK GAAP, reflecting the currency element of financial instruments and accrued interest associated with derivatives. The additional net liability of GBP0.8 billion arising on transition resulted in a corresponding net decrease to equity. Future market interest rate and currency movements will give rise to adjustments to these fair values. Where hedge accounting cannot be applied under the prescriptive rules of IAS 39, changes in fair values of derivative financial instruments will impact the income statement.

In addition, the majority of the gains and losses associated with terminated derivative financial instruments that were deferred under UK GAAP have been reclassified to reserves in accordance with the transitional rules of IFRS 1, resulting in an additional net increase to equity of GBP0.3 billion.

Certain financial assets and financial liabilities are required to be recorded at amortised cost under IAS 39. Under UK GAAP, the majority of this amortised cost value was reflected on the balance

6.  Financial Instruments continued

sheet but elements were separately recorded in current assets and current liabilities. These amounts have been reclassified on transition to either financial assets or loans and borrowings to recognise the respective instruments at amortised cost.

The adjustments described above, on adoption of IAS 32 and IAS 39, have resulted in an overall reduction in total equity as at April 1, 2005 of GBP481 million (GBP337 million net of deferred taxation), as shown in table (7) of this appendix. BT's revised IFRS accounting policies which have been adopted for financial instruments and derivative financial instruments are detailed in Appendix B.

7.  Other adjustments

There are a number of other minor adjustments and reclassifications under BT's IFRS accounting policies which include:

- Presenting the results of associates and joint ventures net of tax and finance costs on the face of the income statement. Previously under UK GAAP interest and tax was included in the relevant interest and tax line of the income statement.

- Liquid investments with maturities of less than three months at acquisition are classified within cash and cash equivalents under IAS 7 "Cash Flow Statements" rather than as current asset investments under UK GAAP.

- Cash flow statements prepared in accordance with IAS 7 "Cash Flow Statements" have a different presentational format. Although the underlying cash flows remain the same as previously reported, the cash flow statement reflects movements in cash and cash equivalents. In addition, certain leases are now classified as finance leases which had previously been treated as operating leases.

- Under UK GAAP, loans and borrowings and current asset investments were held at foreign currency rates prescribed in the hedging instrument where hedging had been applied in accordance with the group's accounting policies. Under IAS 21 "The Effects of Changes in Foreign Exchanges Rates", such forward rate adjustments are required to be disclosed separately and have therefore been reclassified. On adoption of IAS 39 from April 1, 2005, such forward rate adjustments form part of the overall fair value of derivative financial instruments.

- Recognition of foreign exchange gains or losses on certain intercompany loans in the income statement, under IAS 21, whereas previously under UK GAAP these amounts had been recognised in reserves.

- Profits on the sale of property fixed assets are classified within other operating income on the face of the income statement. Under UK GAAP, these amounts had previously been disclosed after operating profit.



                                                                          6
(1) Summary income statement reconciliation (unaudited)



                                          3 months       3 months         Year
                                             ended          ended        ended
                                           30 June        30 June     31 March
                                              2005           2004         2005
                                              GBPm           GBPm         GBPm

Operating profit - UK GAAP* as
reported                                       686            622        2,789
Reclassification of items previously
reported below operating profit                  2              3          380
                                          ---------      ---------   ----------
Operating profit - UK GAAP*                    688            625        3,169

Adjustments to operating profit
Employee benefits                              (23)           (19)         (75)
Share based payments                            (9)            (4)         (28)
Amortisation of acquired intangible
assets                                          (3)             -            -
Reversal of goodwill amortisation                8              4           16
Leases                                         (21)           (24)         (94)
Foreign exchange                                (4)            (9)           4
                                          ---------      ---------   ----------
Net impact of adjustments to
operating profit                               (52)           (52)        (177)
Operating profit - IFRS*                       636            573        2,992
Specific items
Property rationalisation costs                  12             17           59
Profit on sale of non current asset
investments                                      -             (3)        (358)
                                          ---------      ---------   ----------
Operating profit before specific
items - IFRS*                                  648            587        2,693
                                          ---------      ---------   ----------

Profit before tax - UK GAAP*                   496            416        2,343
Operating profit adjustments shown
above                                          (50)           (49)         203
Reversal of operating profit
reclassification above                          (2)            (3)        (380)
Adjustments to net finance costs
Employee benefits                               63             50          198
Non cash re-measurement of financial
instruments                                     (4)             -            -
Leases                                          (3)            (3)         (10)
Adjustments to joint ventures and
associates
Reclassification of tax charge                  (1)             -            -
                                          ---------      ---------   ----------
Profit before tax - IFRS*                      499            411        2,354
Specific items
Property rationalisation costs                  12             17           59
Profit on sale of non current asset
investments                                      -             (3)        (358)
Impairment of assets in joint
ventures                                         -              -           25
                                          ---------      ---------   ----------
Profit before tax and specific items
- IFRS*                                        511            425        2,080
                                          ---------      ---------   ----------

* In accordance with BT's accounting policies


                                                                             7
(2) Reconciliation of profit for the year ended March 31, 2005 (unaudited)



              UK GAAP*  Employee      Share   Goodwill   Leases   Other     IFRS*
                        benefits      based
                                   payments
                 GBPm       GBPm       GBPm       GBPm     GBPm    GBPm      GBPm



Revenue        18,623          -          -          -        -       -    18,623
Other operating
income            193          -          -          -        -       -       193
Operating
costs         (16,005)       (75)       (28)        16      (94)      4   (16,182)
Profit on
sale of non
current asset
investments       358          -          -          -        -       -       358
              --------   --------   --------   --------  ------- -------  --------
Operating
profit          3,169        (75)       (28)        16      (94)      4     2,992

Net finance
costs            (801)       198          -          -      (10)     14      (599)
Share of
losses of
associates
and joint
ventures          (25)         -          -          -        -     (14)      (39)
              --------   --------   --------   --------  ------- -------  --------
Profit before
tax             2,343        123        (28)        16     (104)      4     2,354
Income tax
expense          (523)       (37)         7          -       31      (3)     (525)
              --------   --------   --------   --------  ------- -------  --------
Profit for
the period      1,820         86        (21)        16      (73)      1     1,829
              ========   ========   ========   ========  ======= =======  ========
Attributable
to:
Equity
shareholders    1,821         86        (21)        16      (73)      1     1,830
Minority
interest           (1)         -          -          -        -       -        (1)
              ========   ========   ========   ========  ======= =======  ========
Basic
earnings
per share        21.4p                                                       21.5p
Diluted
earnings per
share            21.2p                                                       21.3p
Adjusted
earnings per
share**          18.1p                                                       18.1p

* In accordance with BT's accounting policies
** Before specific items


                                                                           8
(3) Reconciliation of profit for the three months ended June 30, 2004
(unaudited)

                 UK GAAP* Employee      Share   Goodwill   Leases   Other   IFRS*
                          benefits      based
                                     payments
                   GBPm       GBPm       GBPm       GBPm     GBPm    GBPm     GBPm

Revenue           4,567          -          -          -        -       -    4,567
Other operating
income               41          -          -          -        -       -       41
Operating
costs            (3,986)       (19)        (4)         4      (24)     (9)  (4,038)
Profit on sale
of non current
asset investments     3          -          -          -        -       -        3
                --------   --------   --------   --------  ------- -------  --------
Operating
profit              625        (19)        (4)         4      (24)     (9)     573

Net finance
costs              (204)        50          -          -       (3)      2     (155)
Share of
losses of
associates and       (5)         -          -          -        -      (2)      (7)
joint ventures
                --------   --------   --------   --------  ------- -------  --------
Profit before
tax                 416         31         (4)         4      (27)     (9)     411
Income tax
expense            (111)        (9)         1          -        8       2     (109)
                --------   --------   --------   --------  ------- -------  --------
Profit for the
period              305         22         (3)         4      (19)     (7)     302
                ========   ========   ========   ========  ======= =======  ========
Attributable to:

Equity
shareholders        305         22         (3)         4      (19)     (7)     302
Minority              -          -          -          -        -       -        -
interest
                ========   ========   ========   ========  ======= =======  ========
Basic earnings
per share           3.6p                                                       3.5p
Diluted
earnings per
share               3.5p                                                       3.5p
Adjusted
earnings per
share**             3.7p                                                       3.6p
                --------   --------   --------   --------  ------- -------  --------

* In accordance with BT's accounting policies
** Before specific items



                                                                             9
(4) Reconciliation of balance sheet and equity at April 1, 2004
(date of transition to IFRS - unaudited)

                  UK*        Employee   Dividends   Leases   Re-class    IFRS*
                 GAAP        benefits
                 GBPm            GBPm        GBPm     GBPm       GBPm     GBPm
Assets
Intangible
assets            204               -           -        -        368      572
Property,
plant and
equipment      15,487               -           -       93       (368)  15,212
Derivative
financial
instruments         -               -           -        -        156      156
Investments
and other
assets            324               -           -        -          -      324
Deferred tax
assets              -           1,541           -        -          -    1,541
              --------        --------    -------- --------   -------- --------
Total
non-current
assets         16,015           1,541           -       93        156   17,805
Inventories        89               -           -        -          -       89
Trade and
other
receivables     5,189          (1,172)          -        -          -    4,017
Derivative
financial
instruments         -               -           -        -         46       46
Other
financial
assets          5,163               -           -        -       (944)   4,219
Cash and cash
equivalents       109               -           -        -        898    1,007
              --------        --------    -------- --------   -------- --------
Total current
assets         10,550          (1,172)          -        -          -    9,378

Liabilities
Trade and
other payables  6,848              (6)       (454)       -     (1,365)   5,023
Derivative
financial
instruments         -               -           -        -      1,418    1,418
Loans and
other
borrowings      1,271               -           -        -        (53)   1,218
Current tax
payable           404               -           -        -          -      404
              --------        --------    -------- --------   -------- --------
Total current
liabilities     8,523              (6)       (454)       -          -    8,063
              --------        --------    -------- --------   -------- --------
Total assets
less current   18,042             375         454       93        156   19,120
liabilities
              ========        ========    ======== ========   ======== ========
Loans and
other
borrowings     12,426               -           -      105       (740)  11,791
Deferred tax
liabilities     2,191            (335)          -      (92)         -    1,764
Derivative
financial
instruments         -               -           -        -        896      896
Other
financial
liabilities         -               -           -      295          -      295
Retirement
benefit
obligations         -           5,136           -        -          -    5,136
Provisions        313             (36)          -        -          -      277
              --------        --------    -------- --------   -------- --------
Total
non-current
liabilities    14,930           4,765           -      308        156   20,159

Equity
Issued capital    432               -           -        -          -      432
Reserves        2,634          (4,390)        454     (215)         -   (1,517)
              --------        --------    -------- --------   -------- --------
Total equity
shareholders'
funds (deficit) 3,066          (4,390)        454     (215)         -   (1,085)
Minority
interest           46               -           -        -          -       46
              --------        --------    -------- --------   -------- --------
Total equity    3,112          (4,390)        454     (215)         -   (1,039)
              --------        --------    -------- --------   -------- --------
               18,042             375         454       93        156   19,120
              ========        ========    ======== ========   ======== ========



* In accordance with BT's accounting policies





                                                                           10
(5) Reconciliation of balance sheet and equity at June 30, 2004 (unaudited)

                    UK*   Employee   Dividends   Leases      Share   Goodwill   Re-class    IFRS*
                   GAAP   benefits                           based
                                                          payments
                   GBPm       GBPm        GBPm     GBPm       GBPm       GBPm       GBPm     GBPm


Assets
Intangible
assets              204          -           -        -          -          4        399      607
Property,
plant and
equipment        15,466          -           -       92          -          -       (399)  15,159
Derivative
financial
instruments           -          -           -        -          -          -        165      165
Investments
and other
assets              297          -           -        -          -          -          -      297
Deferred tax
assets                -      1,541           -        -          -          -          -    1,541
                --------   --------    -------- --------   --------   --------   --------  -------
Total
non-current
assets           15,967      1,541           -       92          -          4        165   17,769
Inventories         111          -           -        -          -          -          -      111
Trade and
other
receivables       5,261     (1,126)          -        -          -          -          -    4,135
Derivative
financial
instruments           -          -           -        -          -          -         26       26
Other
financial
assets            5,071          -           -        -          -          -       (781)   4,290
Cash and cash
equivalents         144          -           -        -          -          -        755      899
                --------   --------    -------- --------   --------   --------   --------  -------
Total current
assets           10,587     (1,126)          -        -          -          -          -    9,461

Liabilities
Trade and
other payables    6,636         18        (454)       -          -          -          -    6,200
Derivative
financial
instruments           -          -           -        -          -          -         46       46
Loans and
other
borrowings        1,112          -           -        -          -          -        (46)   1,066
Current tax
payable             506          -           -        -          -          -          -      506
                --------   --------    -------- --------   --------   --------   --------  -------
Total current
liabilities       8,254         18        (454)       -          -          -          -    7,818
                --------   --------    -------- --------   --------   --------   --------  -------
Total assets
less current     18,300        397         454       92          -          4        165   19,412
liabilities
                ========   ========    ======== ========   ========   ========   ========  =======
Loans and
other
borrowings       12,420          -           -      105          -          -       (657)  11,868
Deferred tax
liabilities       2,191       (335)          -     (100)        (1)         -          -    1,755
Derivative
financial
instruments           -          -           -        -          -          -        822      822
Other
financial
liabilities           -          -           -      320          -          -          -      320
Retirement
benefit
obligations           -      5,136           -        -          -          -          -    5,136
Provisions          300        (36)          -        -          -          -          -      264
                --------   --------    -------- --------   --------   --------   --------  -------
Total
non-current
liabilities      14,911      4,765           -      325         (1)         -        165   20,165

Equity
Issued capital      432          -           -        -          -          -          -      432
Reserves          2,911     (4,368)        454     (233)         1          4          -   (1,231)
                --------   --------    -------- --------   --------   --------   --------  -------
Total equity
shareholders'     3,343     (4,368)        454     (233)         1          4          -     (799)
funds (deficit)

Minority
interest             46          -           -        -          -          -          -       46
                --------   --------    -------- --------   --------   --------   --------  -------
Total equity      3,389     (4,368)        454     (233)         1          4          -     (753)
                --------   --------    -------- --------   --------   --------   --------  -------
                 18,300        397         454       92          -          4        165   19,412
                ========   ========    ======== ========   ========   ========   ========  =======

*In accordance with BT's accounting policies



                                                                            11

(6) Reconciliation of balance sheet and equity at 31 March 2005 (unaudited)
              UK GAAP* Employee   Dividends   Leases Share based   Goodwill   Re-class    IFRS*
                       benefits                         payments
                GBPm       GBPm        GBPm     GBPm        GBPm       GBPm       GBPm     GBPm
Assets
Intangible
assets           623          -           -        -           -         16        620    1,259
Property,
plant and
equipment     15,916          -           -       90           -          -       (620)  15,386
Derivative
financial
instruments        -          -           -        -           -          -         18       18
Investments
and other
assets           115          -           -        -           -          -          -      115
Deferred tax
assets             -      1,434           -        -           -          -          -    1,434
            --------   --------    -------- --------    --------   --------   --------  -------
Total
non-current
assets        16,654      1,434           -       90           -         16         18   18,212
Inventories      106          -           -        -           -          -          -      106
Trade and
other
receivables    5,387     (1,118)          -        -           -          -          -    4,269
Derivative
financial
instruments        -          -           -        -           -          -        143      143
Other
financial
assets         4,597          -           -        -           -          -     (1,106)   3,491
Cash and cash
equivalents      206          -           -        -           -          -      1,106    1,312
            --------   --------    -------- --------    --------   --------   --------  -------
Total current
assets        10,296     (1,118)          -        -           -          -        143    9,321

Liabilities
Trade and
other
payables       7,318          -        (551)       -           -          -          5    6,772
Derivative
financial
instruments        -          -           -        -           -          -        375      375
Loans and
other
borrowings     4,498          -           -        -           -          -       (237)   4,261
Current tax
payable          645          -           -        -           -          -          -      645
            --------   --------    -------- --------    --------   --------   --------  -------
Total current
liabilities   12,461          -        (551)       -           -          -        143   12,053
            --------   --------    -------- --------    --------   --------   --------  -------
Total assets
less current  14,489        316         551       90           -         16         18   15,480
liabilities
             =======   ========    ======== ========    ========   ========   ========  =======
Loans and
other
borrowings     8,091          -           -      107           -          -       (454)   7,744
Deferred tax
liabilities    2,174       (329)          -     (123)         (7)         -          -    1,715
Derivative
financial
instruments        -          -           -        -           -          -        472      472
Other
financial
liabilities        -          -           -      394           -          -          -      394
Retirement
benefit
obligation         -      4,781           -        -           -          -               4,781
Provisions       323        (44)          -        -           -          -          -      279
            --------   --------    -------- --------    --------   --------   --------  -------
Total
non-current
liabilities   10,588      4,408           -      378          (7)         -         18   15,385
Equity
Issued
capital          432          -           -        -           -          -          -      432
Reserves       3,419     (4,092)        551     (288)          7         16          -     (387)
            --------   --------    -------- --------    --------   --------   --------  -------
Total equity
shareholders'
funds
(deficit)      3,851     (4,092)        551     (288)          7         16          -       45

Minority
interest          50          -           -        -           -          -          -       50
            --------   --------    -------- --------    --------   --------   --------  -------
Total
equity         3,901     (4,092)        551     (288)          7         16          -       95
            --------   --------    -------- --------    --------   --------   --------  -------
              14,489        316         551       90           -         16         18   15,480
             =======   ========    ======== ========    ========   ========   ========  =======


* In accordance with BT's accounting policies




                                                                          12



(7) Financial instruments (IAS 32 and 39)
Transition balance sheet at April 1, 2005 (unaudited)

                      IFRS       IAS 32 and IAS 39 Restated for IAS 32 and IAS
               At 31 March             adjustments                       39 at
                     2005*                                       1 April 2005*
                      GBPm                    GBPm                        GBPm

Assets
Intangible
assets               1,259                       -                       1,259
Property,
plant and
equipment           15,386                       -                      15,386
Derivative
financial
instruments             18                       5                          23
Investments
and other
assets                 115                       -                         115
Deferred tax
assets               1,434                       -                       1,434
                    ------                   -----                      ------
Total
non-current
assets              18,212                       5                      18,217

Inventories            106                       -                         106
Trade and
other
receivables          4,269                    (275)                      3,994
Derivative
financial
instruments            143                      31                         174
Other
financial
assets              3, 491                      47                       3,538
Cash and cash
equivalents          1,312                       -                       1,312
                    ------                   -----                      ------
Total current
assets               9,321                    (197)                      9,124

Liabilities
Trade and
other
payables             6,772                    (861)                      5,911
Derivative
financial
instruments            375                     321                         696
Loans and
other
borrowings           4,261                     111                       4,372
Current tax
payable                645                       -                         645
                    ------                   -----                      ------
Total current
liabilities         12,053                    (429)                     11,624
                    ------                   -----                      ------
Total assets
less current
liabilities         15,480                     237                      15,717
                    ======                   =====                      ======
Loans and
other
borrowings           7,744                     194                       7,938
Deferred tax
liabilities          1,715                    (144)                      1,571
Derivative
financial
instruments            472                     524                         996
Other
financial
liabilities            394                       -                         394
Retirement
benefit
obligation           4,781                       -                       4,781
Provisions             279                       -                         279
                    ------                   -----                      ------
Total
non-current
liabilities         15,385                     574                      15,959

Equity
Issued                 432                       -                         432
capital
Reserves              (387)                   (337)                       (724)
                    ------                   -----                      ------
Total equity
shareholders'
funds
(deficit)               45                    (337)                       (292)

Minority
interest                50                       -                          50
                    ------                   -----                      ------
Total
equity                  95                    (337)                       (242)
                    ------                   -----                      ------
                    15,480                     237                      15,717
                    ======                   =====                      ======
* In accordance with BT's accounting policies




FIRST QUARTER RESULTS TO JUNE 30, 2005 July 28, 2005



Appendix B - Accounting Policies under IFRS


The accounting policies set out below have been adopted to prepare the restated balance sheet and income statements for the year ended March 31, 2005, the associated quarterly financial information for that year and the interim financial results for June 30, 2005. These are expected to be the principal accounting policies used for the group's future financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Revised policies to reflect the adoption of IAS 32 and IAS 39 from April 1, 2005 are also included.

The IFRS position as stated is BT's current view, based on the Standards currently in issue, and changes may arise as new accounting pronouncements are developed and issued. Due to a number of new and revised Standards, included within the body of Standards that comprise IFRS, there is not yet a significant body of established best practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this stage, therefore, the full financial effect of reporting under IFRS, as it will be applied and reported in the group's first full IFRS financial statements, may be subject to change.

a.       Basis of preparation

The consolidated financial statements are prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, long-term contracts, depreciation, amortisation, impairments, post retirement benefit obligations, financial instruments, provisions for liabilities and taxes.

b.       Basis of consolidation

The group financial statements consolidate the financial statements of BT Group plc "the company" and entities controlled by the company (its subsidiaries) and incorporate the results of its share of jointly controlled entities (joint ventures) and associates using the equity method of accounting.

The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used into line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

                                                                          2

b.       Basis of consolidation continued

Investments in associates and joint ventures are carried at cost plus post-acquisition changes in the group's share of the net assets or liabilities of the associate or joint venture, less any impairment in value in individual investments. The income statement reflects the group's share of the results of operations after tax of the associate or joint venture (the equity method).

c.       Revenue

Revenue net of discounts,  which excludes value added tax and other sales taxes,
comprises  the  value  of  services   provided  and  equipment  sales  by  group
undertakings, excluding those between them.

Revenue from calls is recognised in the income statement at the time the call is made over the group's networks. Revenue from rentals is recognised evenly over the period to which the charges relate.

Revenue from equipment sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Revenue arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the services are provided to the customer. Revenue from installation and connection activities is recognised in the period in which it is earned.

Revenue from long term contracts is recognised throughout the duration of the contract, to the extent that the outcome of the contract can be assessed with reasonable certainty and in accordance with the stage of completion of contractual obligations.

Revenue from classified directories, mainly comprising advertising revenue, is recognised in the income statement upon completion of delivery.

d.       Leases

Assets held under finance leases are capitalised and included in property, plant and equipment at the lower of the present value of the minimum lease payments or the fair value of the leased asset as determined at the inception of the lease. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the income statement on a straight-line basis.

e.       Foreign currencies

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in sterling, the functional and presentation currency of the company.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied.

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average

                                                                        3

e. Foreign Currencies continued

rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve. Any differences arising from April 1, 2004, the date of transition to IFRS, are presented as a separate component of equity. In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference from April 1, 2004 arising in the exchange differences reserve is charged or credited to the gain or loss in the income statement on disposal.

f.        Business combinations and goodwill

The group has adopted the exemption allowed in IFRS 1 from restating business combinations which occurred before transition date (April 1, 2004). Goodwill arising on the acquisition of a business acquired after January 1, 1998 and before April 1, 2004 is included in the balance sheet at original cost, less accumulated amortisation and any provisions for impairment as at April 1, 2004. Goodwill arising on such acquisitions is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired. Goodwill which arose prior to January 1, 1998 was written off directly to the profit and loss reserve.

On the acquisition of a subsidiary undertaking (including unincorporated businesses), joint venture or associate, from the transition date, fair values are attributed to the acquired identifiable assets, liabilities and contingent liabilities. Goodwill, which represents the difference between the fair value of purchase consideration and the acquired interest in the fair values of those net assets, is capitalised and is subject to annual impairment testing or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Any negative goodwill is credited to the income statement in the year of acquisition.If an undertaking is subsequently sold, the amount of goodwill carried on the balance sheet at the date of disposal is charged to the income statement in the period of disposal as part of the gain or loss on disposal. Goodwill previously written off to the profit and loss reserve is not recycled to the income statement on disposal of the business.

g.       Other intangible assets

Other intangible assets, including trademarks, brands, customer relationships, licences, development costs and software are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market values. When their market value is not readily determinable, fair value is determined using generally accepted valuation methods based on revenue, costs or other appropriate criteria.

Intangible assets are amortised on a straight line basis at rates sufficient to write off the cost, less any estimated residual values of individual assets over their estimated useful lives.

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the latter of the start of the licence period or launch of service to the end of the licence period on a straight line basis.

                                                                          4

h.       Property, plant and equipment

Property, plant and equipment is included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment.

(a) Cost
Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation
Depreciation is provided on property plant and equipment on a straight line basis from the time the assets are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to principal categories of assets are as follows:

Freehold buildings                  - 40 years
Leasehold land and buildings        - Unexpired portion of lease or 40 years,
                                      whichever is the shorter
Transmission equipment:
         -Duct                      - 25 years
         -Cable                     - 3 to 25 years
Radio and repeater equipment        - 2 to 25 years
Exchange equipment                  - 2 to 13 years
Computers and office equipment      - 3 to 6 years
Payphones, other network equipment,
motor vehicles and cableships       - 2 to 20 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

i.         Impairment of assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is conducted, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows of the relevant cash generating unit and the fair value less cost to sell.

Goodwill and other intangible fixed assets with an indefinite useful life are tested for impairment at least annually.

If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

                                                                          5

j.         Inventory

Inventory mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long term contracts is stated at cost, after deducting payments on account, less provision for any foreseeable losses.

k.       Trade and other receivables

Trade and other receivables are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors.

Provisions are made specifically where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

l.         Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either; terminating the employment of current employees, (arising from periodic reviews of staff levels) according to a detailed formal plan without the possibility of withdrawl; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

m.     Pension and long term service benefits

The group operates a funded defined benefit pension scheme, which is independent of the group's finances, for the majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group's actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The group's net obligation in respect of defined benefit pension schemes, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The income statement charge is split between an operating charge and a net finance charge. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year. The cost of providing retirement pensions and other benefits is charged to the income statement over the periods benefiting from employees' services.

The group has adopted the exemption allowed in IFRS 1 to recognise all cumulative actuarial gains and losses at the transition date (April 1, 2004) in reserves. Actuarial gains and losses are

                                                                          6

m.     Pension and long term service benefits continued

recognised in full in the period in which they occur. They are recognised outside of the income statement in retained earnings and presented in the statement of recognised income and expense.

The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

The group's net obligation in respect of long term service benefits, other than post employment plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the group's obligations.

n.       Employee share schemes

The group has a number of employee share schemes and share option plans under which it makes equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date is charged to the income statement on a straight line basis over the vesting period with a corresponding increase to equity.

o.       Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

p.       Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all temporary differences identified at the balance sheet date, except to the extent that the deferred tax arises from the initial recognition of goodwill (if amortisation of goodwill is not deductible for tax purposes) or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit and loss. Temporary differences are differences between the carrying amount of the group's assets and liabilities and their tax base.

Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is provided on temporary differences arising on subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

                                                                         7

p.       Tax continued

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Measurement of deferred tax liabilities and assets reflects the tax consequences expected to fall from the manner in which the asset or liability is recovered or settled.

q.       Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale when their disposal is considered highly probable. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even for assets measured at fair value, as are gains and losses on subsequent remeasurement.

r.        Dividends

Final dividends are recognised as a liability in the period in which they are declared and approved by the company in general meeting. Interim dividends are recognised when they are declared.

s.       Financial instruments (to March 31, 2005)

The accounting policies adopted in respect of financial instruments in periods up to, and including March 31, 2005, are set out in the 2005 Annual Report and Form 20-F, except as set out below. To provide comparability, the following principles have been applied for the classification of financial assets and liabilities.

Financial assets are classified as either financial assets at fair value through the income statement, loans and receivables, held-to-maturity investments, or available for sale financial assets (see below). The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date. Up to March 31, 2005, financial assets in these categories were held at the lower of cost and net realisable value in accordance with UK GAAP.

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt. The effect of the currency element of currency swaps acting as hedges against debt is reported separately in current and non-current assets and liabilities.

t.       Financial instruments - Key accounting policies under IAS 32 and IAS 39

The following are the key accounting policies used in the preparation of the restated April 1, 2005 opening balance sheet and subsequent periods to reflect the adoption of IAS 32 and 39.

(a) Financial assets
1. Financial assets at fair value through income statement
This category has two sub-categories: financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets held in this category are measured at fair value.

                                                                           8

t. Financial instruments - Key accounting policies under IAS 32 and IAS 39 Continued

2. Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
- those that the group intends to sell immediately or in the short term, which are classified as held for trading;
- those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

Loans and receivables are carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement.

3. Held to maturity investments
Financial assets are classified as held to maturity if the group has the positive intent and ability, from inception, to hold the securities to their maturity date. These financial assets have fixed or determinable payments and a fixed maturity.

Held to maturity financial assets are reported at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement.

4. Available for sale financial assets
Financial assets classified as available for sale are either specifically designated in this category or not classified in any of the other categories. Available for sale assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest and impairment losses) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement.

(b) Financial liabilities
Financial liabilities are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt. Financial liabilities are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the effective portion of the hedged risk associated with the financial liability.

(c) Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are held for trading or have a maturity within 12 months. Where derivative financial instruments have a maturity greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.

The fair value of swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest and foreign exchange rates. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Derivatives embedded within assets and liabilities which are not closely related to the underlying item are measured at fair value and accounted for separately.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged financial asset or liability remains or forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

                                                                               9

t. Financial instruments - Key accounting policies under IAS 32 and IAS 39 continued


(d) Hedge accounting
(i) Cash flow hedge
When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.

For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement. The ineffective part of any gain or loss is recognised immediately in the income statement.

When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

(ii) Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or a highly probable transaction, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

(iii) Hedge of net investment in foreign operation
Exchange differences arising from the retranslation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity on consolidation to the extent the hedges are deemed effective. All other exchange gains or losses are dealt with through the income statement.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 28 July, 2005